SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Jeffs’ Brands Ltd

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M61472102

(CUSIP Number)

September 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M61472102	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons L.I.A. Pure Capital Ltd.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,221,666(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,221,666(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,221,666(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%(3)(4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).
(2)	As of September 29, 2022, Pure Capital is the beneficial owner of 1,221,666 shares of Ordinary Shares, no par value per share (“Ordinary Shares”), of the Issuer, consisting of (i) 439,123 Ordinary Shares; (ii) warrants to purchase up to 180,288 Ordinary Shares exercisable within 60 days of September 29, 2022; and (iii) an option to purchase up to 602,255 Ordinary Shares (the “Call Option”), exercisable within 60 days of September 29, 2022, granted to Pure Capital pursuant to a Call Option Agreement with Viki Hakmon, dated November 14, 2021 (the “Call Option Agreement”).
(3)	Based on a total of 8,856,760 Ordinary Shares, outstanding as of September 28, 2022, as reported by the Issuer to the Reporting Persons. This number also includes 782,543 Ordinary Shares exercisable within 60 days of September 29, 2022.
(4)	Pursuant to the Call Option Agreement, Pure Capital shall not have the right to exercise any portion of the Call Option, to the extent that after giving effect to such issuance after exercise, Pure Capital, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Call Option.

CUSIP No. M61472102	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Kfir Silberman(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,221,666 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,221,666 (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,221,666 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.
(2)	As of September 29, 2022, Pure Capital is the beneficial owner of 1,221,666 shares of Ordinary Shares of the Issuer, consisting of (i) 439,123 Ordinary Shares; (ii) warrants to purchase up to 180,288 Ordinary Shares exercisable within 60 days of September 29, 2022; and (iii) up to 602,255 Ordinary Shares, exercisable within 60 days of September 29, 2022, issuable pursuant to the exercise of the Call Option.
(3)	Based on a total of 8,856,760 Ordinary Shares, outstanding as of September 28, 2022, as reported by the Issuer to the Reporting Persons. This number also includes 782,543 Ordinary Shares exercisable within 60 days of September 29, 2022.
(4)	Pursuant to the Call Option Agreement, Pure Capital shall not have the right to exercise any portion of the Call Option, to the extent that after giving effect to such issuance after exercise, Pure Capital, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Call Option.

CUSIP No. M61472102	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Jeffs’ Brands Ltd

(b)	Address of Issuer’s Principal Executive Offices: 3 Hanechoshet Street, Tel Aviv, 6971068, Israel

Item 2.

(a)	Name of Person Filing: Pure Capital and Kfir Silberman (together, the “Reporting Persons”).

(b)	Address of Principal Offices or, if None, Residence: The address of the Reporting Persons is: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares.

(e)	CUSIP Number: M61472102

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,221,666 Ordinary Shares, consisting of (i) 439,123 Ordinary Shares held directly; (ii) warrants to purchase up to 180,288 Ordinary Shares exercisable within 60 days of September 29, 2022; and (iii) up to 602,255 Ordinary Shares, exercisable within 60 days of September 29, 2022, issuable pursuant to the exercise of the Call Option.

(b)	Percent of class:

9.99%(1)(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,221,666 Ordinary Shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,221,666 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Based on a total of 8,856,760 Ordinary Shares, outstanding as of September 28, 2022, as reported by the Issuer to the Reporting Persons. This number also includes 782,543 Ordinary Shares exercisable within 60 days of September 29, 2022.
(2)	Pursuant to the Call Option Agreement, Pure Capital shall not have the right to exercise any portion of the Call Option, to the extent that after giving effect to such issuance after exercise, Pure Capital, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Call Option.

CUSIP No. M61472102	13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M61472102	13G	Page 6 of 7 Pages

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 29, 2022, by and between the Reporting Persons.

CUSIP No. M61472102	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2022

L.I.A. PURE CAPITAL LTD.

	By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Authorized Person

Kfir Silberman

/s/ Kfir Silberman